

HOTELIERCO

Hotel ownership made easy. VIP perks, profit shares and exciting projects.

hotelierco.com   Indialantic, FL   𝕏 in f ⃝

| Fintech & Finance | Travel & Tourism | B2C | Infrastructure & Construction |

Highlights

1 Invest in a hotel fund & management co. effortlessly. 🏅

2 Two lifestyle hotels currently under development + a luxury cabin property is being acquired.

3   On track for projected $87,500 in revenue in the last few months of 2023.

4   Experienced team with 20+ years in the hospitality industry.

5   Previously raised $344,318 from 307 investors.

Our Team



Nathan Kivi CEO & Founder of HotelierCo

With 17 years of experience in corporate finance, investment banking, asset management, fund management experience, Nathan has a track record in roles including Chief Investment Officer for SB&G and Chief Strategy Officer for Valor Hospitality.

> My background is in hotel funds management with spending time working for a large brand (IHG) and a hotel management company (Valor). I had always wished I could have invested some of my own money into these hotels - but at the time no avenue existed to allow for this. With crowdfunding this is now possible, look out hospitality!



James Poole Head of Operations

James bring 16 years of hotel operations experience ranging from on-property, to regional and corporate hotel operations across multiple brands. He has held key roles at leading hospitality organizations such as Charlestowne Hotels and Valor Hospitality.



Scott Levine Founder of The Waxhaw & Head of Capital Markets

Scott's extensive financial knowledge & ability to adapt to industry changes have made him a trusted professional in real estate finance. He is dedicated to helping clients succeed and achieve their financial goals, whether on a small or large scale.



John Howard Client Relationships & Founder of The Railroader

A veteran locomotive engineer, John also has 30 years experience in sales, marketing and business management. His entrepreneurial spirit led to John finding and developing the plans for The Railroader hotel in his native hometown of Clifton

Imagine Making Neighborhoods



H*CO

CREATING EXCEPTIONAL
AUTHENTIC HOSPITALITY EXPERIENCES



Redefining hospitality investment



Our goal is to build a portfolio of boutique hotels that are

For our current hotels, each founder has a great vision.

developed with the support of a community that values exceptional, sustainable, and locally inspired hospitality experiences.

Together we amplify their story while allowing the community to become involved through crowdfunding.



The independent boutique market

Independent boutique hotels represent the authenticity of unique accommodation. With a built-in sense of discovery, these properties are design centric and found in a variety of forms including edgy, eclectic, luxurious and minimalistic hip.

Programming, connection with surroundings, food and beverage, and creative thought are essential to the success of this hotel type.

Data from The Boutique Hotel Report 2023

Year	Supply	Demand	Occupancy	Average Rate
2015	27,613	20,305	73.5%	$197.97
2016	29,237	21,398	73.2%	$201.12
2017	30,119	22,174	73.6%	$200.59
2018	30,656	22,437	73.2%	$206.56
2019	32,662	23,651	72.4%	$203.97
2020	29,519	10,546	35.7%	$165.17
2021	33,801	17,899	53.0%	$196.28
2022	34,849	22,542	64.7%	$234.05

Includes 302 upper upscale classed independent boutique hotels with an average room count of 115. Source STR.

About us & our business model

 Investors are investing in our management company that has equity and 100% control of two properties with a third contracted to close in August.

 Despite being pre-rev, 19% of our post money value (at maximum subscription) would be backed by physical hotel assets.

We are on track to be revenue generating by Sept 2023 with the purchase of our third property.

 **Management Fees**
A percentage of the asset value - for our first three assets it will be 0.75%.

 **Investment Returns**
Profit from our equity investment in our hotels.

 **Promote**
And incentive payment for strong performance at a hotel. Our first assets have a preferred return hurdle then receive 30-35% of the performance above the hurdle.

 **Development Fees**
A payment for running hotel development projects (inc The Waxhaw and The Railroader).



Our goal is to have each individual hotel accessible to our investors, who we call "The Collective".

Below is an example of what a typical flow of funds looks like for assets managed by HotelierCo, and how these funds are split between HotelierCo (*as revenue*) and to The Collective (*as a net investment return*).



HOTELIER•CO ✳ 05
Business model example: $10 million hotel
Annual Cashflow
The Collective
$798,750
8.9% net yield
HOTELIER•CO
$201,250
to revenue
Investment $88,750 8.9%
Management $75,000 7.5%
Promote $37,500 3.8%
Equity Investment (Sponsor)
$1,000,000
HOTELIER•CO
10%
90%
The Collective
$9,000,000
Equity Investment (Limited)
[Individual hotel crowdfund]
THE HOTEL
$10,000,000
Net Operating Income
$1,000,000
Mgmt Fee
$75,000
HOTELIER•CO
Net Profit
$925,000
=
8%
Preferred Return
$800,000
Preferred Return
$80,000
HOTELIER•CO
+
Preferred Return
$720,000
The Collective
Excess Return
$125,000
30%
Promote
$37,500
HOTELIER•CO
Excess Return
$8,750
HOTELIER•CO
70%
Excess Return
$78,750
The Collective

We have two exciting hotel development projects underway. The first project takes place in Clifton Forge, Virginia, where we have acquired an existing commercial building. Drawing inspiration from the town's rich heritage in rail transportation, we are curating an extraordinary upscale lifestyle hotel. Guests will be immersed in the charm of yesteryears, as the rooms will be thoughtfully themed on some of the earliest passenger cars.

Our second venture is set in the historic town of Waxhaw, North Carolina, renowned for its prestigious past and traditional allure. Embracing the town's cultural significance, we are eager to involve the town in this exciting endeavor.

Our third project is already under contract and is on track to close in August 2023. More details on these:



The
Key features
Description
HOTELIER•CO ✳ 06



The Railroader

- (+) **09 Guest Rooms**
- (+) **Stunning Rooftop Deck**
- (+) **Historic Rail Themed Suites**
- (+) **First Hotel in Town**

A unique railroad-themed boutique hotel based on the famous passenger trains which passed through Clifton Forge, Virginia.



Key metrics


Opening
Jul 2024


Total cost
$2.0 million

Target IRR
16.8%*

* Forward-looking projections can't be guaranteed.



The Waxhaw

Key features

- (+) **31 Guest Rooms**
- (+) **Luxurious Oversized Suites**
- (+) **Versatile Rooftop Space**
- (+) **High End Bar & Restaurant**

Description

This 4-star hotel in North Carolina will focus on sustainable development and community building. It will feature hyper-localized crafts and create a sweet spot between home and retreat.



Key metrics


Opening
Jun 2026


Total cost
$16.0 million

Target IRR
13.0%*

* Forward-looking projections can't be guaranteed.



Live Oak Lake

Key features

- (+) **7 Luxury Lakeside Cabins**
- (+) **$300 average nightly rate**
- (+) **Strong community with over 120,000 online followers**

Description

Each cabin has its own patio, firepit and spa with high end and custom furnishing throughout. Amenities include a shipping container pool and kayaks for the lake all within a gated community.



Key metrics





Acquisition
Aug 2023

Total cost

Target IRR

Hotel Under Contract

* Forward-looking projections can't be guaranteed.

Live Oak Lake: Property imagery













WATERS
EDGE
COMMON

Development timeline



2023					2024	2026
Aug	**Sep**	**Oct**	**Nov**	**Dec**	**Jul**	**Jun**
Close transaction for LIVE OAK LAKE	Commence construction on THE RAILROADER Close WeFunder raise round 4	Commence individual raise for THE WAXHAW	Appoint architect and start permitting work for THE WAXHAW	Prepare to raise a hospitality fund with HotelierCo as fund manager.	Grand opening of the railroader. THE WAXHAW commences construction.	Grand opening of THE WAXHAW



* *Forward-looking projections can't be guaranteed.*

Key team members













NATHAN KIVI
CHIEF EXECUTIVE OFFICER

With over 20 years of experience in corporate finance, investment banking, asset management, fund management experience, Nathan has a track record in roles including Chief Investment Officer for SB&G and Chief Strategy Officer for Valor Hospitality. These roles have included acquisitions, renovations and disposals of over $1.0 billion worth of hotel assets.

JAMES POOLE
HEAD OF OPERATIONS

James brings 16 years of hotel operations experience ranging from on-property, to regional and corporate hotel operations across multiple brands. Achieving his first GM job at the age of 27, he has held numerous key roles at leading hospitality organizations such as Charlestowne Hotels and Valor Hospitality.

SCOTT LEVINE
HEAD OF CAPITAL MARKETS

Scott's extensive financial knowledge & ability to adapt to industry changes have made him a trusted professional in real estate finance. He is dedicated to helping clients succeed and achieve their financial goals, whether on a small or large scale.



















Use of proceeds



Use of Proceeds	Early Bird Hurdle	Maximum Raise
	$750,000	**$2,250,000**
Platform Cost	$56,250	$168,750
Marketing	$80,399	$154,136
Staffing	$193,186	$209,027
Administration	$42,866	$68,086
Investment in Hotels	$377,299	$1,650,000
Total Use of Funds	$750,000	$2,250,000
Share Price	**$1.50**	**$2.00**
Total Shares	500,000	1,250,000





OPEN

Contact us

www.hotelierco.com

info@hotelierco.com

2040 Highway A1A, Suite 208,
Indian Harbour Beach, FL 32937

